Exhibit (a)(1)(V)
My Finances
September 22, 2009
Your action may be required
You have an AR — identify your employees on extended vacation/military leave
As you know, details of Intel’s Employee Stock Option Exchange Program were announced yesterday on Circuit News. We want to ensure that details of the Stock Option Exchange Program reach all our employees so they have the information they need to make a decision.
You have an AR — identify your employees on extended vacation/military leave
We need your help to identify Israel employees who will be on extended vacation or military leave during the stock option exchange window. For those employees whom you identify as being on extended vacation/military leave during the exchange window, we will send information to the address we have on record.
Your AR
Send the name and WWID of your employees who will be on extended vacation/military leave between WW40 — WW43 to Stock Exchange Admin as soon as possible.
More information
If you need more information, please send a request to Direct Reply.